UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68494

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ 01/01/21 _____ AND ENDING _____ 12/31/21 _____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Client One Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6330 Sprint Parkway, Suite 400
                                     (No. and Street)

Overland Park	KS	66211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	(609) 642-6593	shayes@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
                    (Name – if individual, state last, first, and middle name)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

10/16/03	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jeff Eisenhauer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Client One Securities LLC_____, as of __December 31_____, 2 _021_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President & Chief Compliance Officer

Notary Public


SANDRA K MONICAL
Notary Public, State of Kansas
My Appointment Expires
5-25-2023

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Client One Securities, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2021

Client One Securities, LLC
Table of Contents
December 31, 2021

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 11
Supplemental Information	12
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Exemption Report	15
Report of Independent Registered Public Accounting Firm on Management's Exemption Report	16
Management's Exemption Report	17



Report of Independent Registered Public Accounting Firm

To the Board of Managers
Client One Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Client One Securities, LLC (the Company) as of December 31, 2021, the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedules I & II (the Schedules) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information in the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Overland Park, Kansas
April 1, 2022

We have served as the Company's auditor since 2017.

Client One Securities, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	2,680,339
Due from other broker dealers		1,481,290
Prepaid expenses and other assets		236,686
Total Assets	$	4,398,315

Liabilities and Member's Equity
Liabilities

Accounts payable and accrued liabilities	$	489,869
Commissions payable		1,601,045
Deferred investment advisory representative renewal fees		269,227
Total Liabilities		2,360,141
Member's Equity		2,038,174
Total Liabilities and Member's Equity	$	4,398,315

The accompanying notes are an integral part of these financial statements

Client One Securities, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Commission revenue		
Sales commissions	$	17,340,323
Trailing commissions		2,598,910
Advisory revenue		19,102,853
Other revenue		1,493,852
Interest income		525
Total Revenues		40,536,463
Expenses		
Commissions and fees paid to reps		33,339,481
Advisory fees		758,472
Clearing fees		387,132
Technology and communications		1,594,621
Regulatory fees and expenses		266,631
Salaries and other employment costs		1,613,715
Promotional costs and seminars		210,993
General and administrative		582,235
Interest expense		815
Total Expenses		38,754,095
Net operating income		1,782,368
Other Income		
PPP loan and interest forgiveness		235,317
Total Other Income		235,317
Net income	$	2,017,685

The accompanying notes are an integral part of these financial statements

Client One Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Balance at December 31, 2020	$	620,489
Distributions to Member		(600,000)
Net income		2,017,685
Balance at December 31, 2021	$	2,038,174

The accompanying notes are an integral part of these financial statements

Client One Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	2,017,685
Adjustments to reconcile net income to net cash		
from operating activities:		
Changes in assets and liabilities:		
Increase in due from other broker dealers		(425,384)
Decrease in prepaid expenses and other assets		(3,482)
Increase in accounts payable and accrued liabilities		273,196
Increase in commissions payable		441,222
Decrease in deferred rep renewal fees		(14,651)
PPP loan and interest forgiveness		(235,317)
Net cash provided by operating activities		2,053,269
Cash flows from financing activities		
Capital distributed to Member		(600,000)
Net cash flow used in financing activities		(600,000)
Net increase in cash and cash equivalents		1,453,269
Cash and cash equivalents, beginning of year		1,227,070
Cash and cash equivalents, end of year	$	2,680,339

The accompanying notes are an integral part of these financial statements

Client One Securities, LLC
Notes to Financial Statements
December 31, 2021

Note 1 – General and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Client One Securities, LLC (the Company) is a limited liability company organized under the laws of the state of Kansas, with its home office located in Overland Park, Kansas. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U. S. generally accepted accounting principles and to general practices within the broker-dealer industry.

The Company is a wholly owned subsidiary of Creative One Marketing Corporation ("the Parent").

Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

(b) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Due from Other Broker Dealers

Receivables due from the clearing firm and other brokers and dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses. Receivables from broker dealers were $1,481,290 and $1,055,906 at December 31, 2021 and December 31, 2020, respectively.

(d) Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs for the year ended December 31, 2021 were immaterial to the financial statements.

(e) Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of basic contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue

Commission revenue represents sales commissions generated by Investment Advisory Representatives ("IARs") for their clients' purchases and sales of securities on exchanges and over-the-counter as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. IARs assist the Company in performing its obligations. Accordingly, total commission revenues are recorded on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services, such as ongoing support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Revenue

Advisory revenue represents fees charged to accounts belonging to clients of IARs on the Company's corporate and third-party advisory platforms. The Company provides ongoing investment advice and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the

continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate and third-party advisory platforms is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on clients' portfolio values. The constraint is removed once the portfolio value can be determined. Generally, fees are billed on a monthly or quarterly basis based on each account's asset value at the end of the preceding month or quarter, respectively. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Other Revenue

Other revenue primarily includes marketing allowances received from certain financial product manufacturers, mainly those who offer alternative investments, such as non-traded real estate investment trusts and business development companies and other miscellaneous revenues. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers. The Company recognized $92,584 for these revenues in 2021.

The Company receives fees from product sponsors, primarily mutual fund and annuity companies, for marketing support and sales force education and training efforts. Compensation for these performance obligations is generally calculated as a fixed fee, or a percentage of the average annual amount of product sponsor assets held in accounts belonging to IAR clients, or as a percentage of new sales, or a combination thereof. As the value of product sponsor assets held in IAR client accounts is susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors. This income is linked to the Company's annual Sales Summit event which has been deferred until May 2022 due to the pandemic. The Company's deferred income from sponsors was $59,850 for the year ended December 31, 2021 and appears in Accounts Payable and Accrued Liabilities on its Statement of Financial Condition.

The Company provides support to its IARs throughout the year, including fee revenues from training, insurance coverage and payment of regulatory fees, transaction services revenues, and other services. Fee revenues may be generated from registered representatives or their clients. Fee revenues primarily include IRA custodian fees, contract and licensing fees, and other client account fees. In addition, the Company hosts certain IAR conferences that serve as training, education, sales, and marketing events, for which a fee is charged for attendance. Fee revenues are recognized when the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point in time or if the service is provided continually over the contract life. Transaction service revenue primarily includes fees the Company charges to IARs and their clients for executing certain transactions in brokerage and fee-based advisory accounts. Transaction service revenue is recognized at the point-in-time that a transaction is executed, which is generally the trade date.

The Company charges its IARs an annual fee which covers initial registration, insurance and training costs. These fees are generally collected in November and December for the following year. The Company recognizes revenue on registration fees and insurance coverage payments made on behalf of its IARs at the point in time the payments are made, and at an amount equal to the cost of the payments made, resulting no effect on net income. The remaining fees collected are not identifiable with specific obligations performed and are therefore recognized on a straight-line basis over the coverage period. The Company's total revenues from IAR support fees and transaction services charged to IARs was $1,400,556 for the year ended December 31, 2021. As of December 31, 2020, the Company had $283,878 of liabilities recorded for deferred IAR renewal fees, all of which were recognized as income in 2021. As of December 31, 2021, the Company had $269,227 of liabilities recorded for deferred IAR renewal fees, which will be recognized as income during 2022.

Allowance for Credit Losses

The Company has performed an evaluation of the collectability of its receivables. Because of the daily settlement with the Company's counterparties, the amount of unsettled credit exposures is limited to the amount owed for the Company for a very short period of time. The Company has not recorded an allowance for credit losses due to there being no history of losses on those receivables. All receivables from broker-dealers and clearing organizations recorded as of December 31, 2021 and 2020 have been subsequently collected.

Interest Income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

(f) Leases

The Company has elected practical expedients to the accounting treatment for leases, whereby the Company has elected not to reassess its prior conclusions about lease identification, lease classification and initial direct costs, and to retain off-balance sheet treatment of short-term leases (i.e., 12 months or less and not containing a purchase option that the Company is reasonably certain to exercise). As a result of the short-term expedient election, the Company has no leases that require the recording of a net lease asset and lease liability on the Company's balance sheet or have a material impact on earnings or cash flows as of December 31, 2021.

(g) Income Taxes

The Company and its affiliates are included in the consolidated tax return filed by the Parent. Income taxes are calculated and paid by the members of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $1,722,698 and was $1,565,355 in excess of its required net capital of $157,343. The Company's ratio of aggregate indebtedness to net capital was 1.37 to 1.00.

Note 3 – Related Party Transactions

The Company rents its facilities from its Parent and paid $26,945 in short term lease expense during 2021. The Company's sub-lease agreement expires on December 31, 2022.   The Company has no security obligations with regard to the Parent's lease.

The Company has an agreement with its Parent whereby certain IARs may earn credits toward their marketing expenses based on levels of business generated for the Parent. The Company reimburses the IARs for their approved marketing expenses and is reimbursed by the Parent in an equal amount. As of December 31, 2021, the Parent owed the Company $110,000 for these expenses and the Company owed one IAR $110,000.

The Company has a sub-advisory agreement with Change Path, LLC ("Change Path"), an affiliate. Under the Company's sub-advisory agreement with Change Path the Company earned $45,243 in advisory fee income and incurred $313,781 of advisory fee expense for the year ended December 31, 2021. As of December 31, 2021, the Company owed $18,903 to Change Path and was owed $2,835 by Change Path.

The Company and its affiliates are related parties under common control, and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 4 – Notes Payable

In April 2020, the Company was granted a loan from Vision Bank in the amount of $233,000, pursuant to the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which was enacted March 6, 2020. Under the terms of the PPP, certain amounts of the loan may be forgiven if used for qualifying expenses as described in the CARES act. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first 10 months. The Company used the proceeds for purposes consistent with the PPP. Interest accrues during the time between the disbursements of the loan and remittance of the forgiveness amount.

Effective April 4, 2021, the Company was granted full forgiveness of the loan balance of $233,000, plus accrued interest of $2,317. The total $235,317 forgiveness amount is recorded in "PPP loan and interest forgiveness" on the Statement of Operations.

Note 5 – Retirement Plan

The Company maintains a 401(k) plan for substantially all full-time employees. Company contributions to the 401(k) plan were $67,518 for the year ended December 31, 2021.

Note 6 – Non-Qualified Deferred Compensation Plan

The Company offers a non-qualified deferred compensation plan through its Parent to key employees as determined by the CEO. The effective date of the plan was May 1, 2019. The Company provided a 100% match to employee contributions for the year ended December 31, 2021. Employer contributions vest ratably over five years of service. The Company contributed $10,000 to the plan for the year ended December 31, 2021.

Note 7 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker dealers under clearing agreements. Although the Company clears its transactions through other securities broker dealers, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker dealer. At December 31, 2021, there were no amounts to be indemnified to the clearing brokers.

Note 8 - Subsequent Events

Subsequent events are events or transactions that occur after the date of the balance sheet but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through April 1, 2022, and noted no events which required disclosure.

Supplemental Information

Client One Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2021

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 2,038,174

Deductions and/or charges:
    Non-allowable assets:

Due from other broker dealers	(78,790)
Prepaid expenses and other assets	(236,686)
Net capital before haircuts on securities positions	1,722,698
Haircuts on securities positions	-
Net Capital	$ 1,722,698

AGGREGATE INDEBTEDNESS

Items included in statement of financial position:

Accounts payable and accrued liabilities	$ 489,869
Commissions payable	1,601,045
Deferred investment advisory representative renewal fees	269,227
Total aggregate indebtedness	$ 2,360,141

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 157,343
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 157,343
Net capital in excess of required minimum	$ 1,565,355
Ratio: aggregate indebtedness to net capital	1.37 to 1.00

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17A-5 as of December 31, 2021, amended on March 31, 2022.

Client One Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2021

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. The Company will effectuate all financial transactions on behalf of its customers through another clearing broker on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Company's clearing firm: Pershing LLC.

Client One Securities, LLC
Management's Exemption Report
For the Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Client One Securities, LLC

We have reviewed management's statements, included in the accompanying Client One Securities, LLC Exemption Report, in which:

1) Client One Securities, LLC (the Company) claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions);

2) The Company states the Company met the identified exemption provisions throughout the most recent fiscal year without exception; and

3) The Company states the Company is also filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- The Company limits its other business activities contemplated by Footnote 74 to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and

- The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company's management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Overland Park, Kansas
April 1, 2022



CLIENT ONE SECURITIES, LLC
EXEMPTION REPORT

Client One Securities, LLC. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(2)[ii].

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CLIENT ONE SECURITIES, LLC

I, Jeff Eisenhauer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true

and correct.

Title: **President**

Sign: _Jeff Eisenhauer_   Date: _3-31-22_

Jeff Eisenhauer
President/CCO
Client One Securities, LLC
6330 Sprint Parkway
Overland Park, KS. 66211
SEC Filing #8-68494
Firm ID# 152974

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